Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

The following summary of the material provisions of our capital stock is based on and qualified by our Second Amended and Restated Certificate of Incorporation (the “Charter”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part. The summary below is also qualified by reference to provisions of the Delaware General Corporation Law (“DGCL”).

Authorized Stock

Our Charter authorizes the issuance of 50,000,000 shares, consisting of 49,000,000 shares of common stock, $0.0001 par value per share (“Common Stock”), and 1,000,000 shares of preferred stock, $0.0001 par value (“Preferred Stock”).

Common Stock

The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Voting Power

Except as otherwise required by law or as provided in any certificate of designation for any series of Preferred Stock, the holders of Common Stock possess all the voting power for the election of our directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote per share held of record on matters to be voted on by stockholders.

Dividends

Holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions, provided that such holder is not an Unsuitable Person (as defined below).

Liquidation, Dissolution and Winding-Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of our Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of our creditors and the rights of holders of Preferred Stock, if any, have been satisfied.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Common Stock. Our stockholders have no preemptive or other subscription rights.

Preferred Stock

Our board of directors has the authority to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series, and to fix the designations, preferences, rights, qualifications, limitations and restrictions thereof or thereon, without any further vote or action by the stockholders.

Gaming and Regulatory Matters – Unsuitable Persons

Our Charter provides the Company with the ability to restrict securities ownership by persons (“Unsuitable Person”) who fail to comply with informational or other regulatory requirements under applicable gaming laws, who are found unsuitable to hold the Company’s securities by gaming authorities or who could by holding the Company’s securities cause the Company or any affiliate to fail to obtain, maintain, renew or qualify for a license, contract, franchise or other regulatory approval from a gaming authority.

Specifically, pursuant to our Charter, we may redeem the shares of capital stock owned or controlled by a stockholder or its affiliates to the extent required by the relevant gaming authority making a determination of unsuitability, or to the extent our board of directors determines, in its sole discretion, that a person is likely to jeopardize the Company’s or any affiliate’s application for, receipt of, approval for, right to the use of, or entitlement to, any gaming license. The redemption price would be determined either by the gaming authority making the finding of unsuitability, or if such gaming authority does not require a certain price to be paid, by our board of directors, which would determine the price based on the fair value of the securities to be redeemed; provided, however, that the price per share represented by the redemption price shall in no event be in excess of the closing sales price per share of the Company’s shares on the principal national securities exchange on which such shares are then listed on the trading date on the day before we notify the holder of such redemption. The redemption price may be paid in cash, by promissory note, or both as required pursuant to the terms established by the applicable gaming authority and, if there are no such terms, as we elect.

Certain Anti-Takeover Provisions of Our Charter and Bylaws and Certain Provisions of Delaware Law

The Company’s Charter and Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

●	the ability of our board of directors to determine whether to issue shares of our Preferred Stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

●	limiting the liability of, and providing indemnification to, our directors and officers;

●	specifying the Court of Chancery of the State of Delaware as the exclusive forum for adjudication of disputes;

●	controls over the procedures for the conduct and scheduling of stockholder meetings; and

●	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

These provisions, singly or together, could delay hostile takeovers and changes in control of the Company or changes in our board of directors and management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding Common Stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding Common Stock. Any provision of our Charter or Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock.